OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

REGENCY ENERGY PARTNERS LP
(Name of Issuer)
Common Units
(Title of Class of Securities)
75885Y 10 7
(CUSIP Number)
Eric Allen
c/o HM Capital Partners LLC
200 Crescent Court, Suite 1600
Dallas, Texas 75201
(214) 740-7300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
copy to:

Rodney L. Moore
Vinson & Elkins LLP
2001 Ross Avenue
Suite 3700
Dallas, Texas 75201-2975
(214) 220-7781

December 17, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	75885Y 10 7

1	NAMES OF REPORTING PERSONS: HMTF Gas Partners II, L.P./43-2090230

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,173,189 Common Units (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

5,173,189 Common Units (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,173,189 Common Units (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.77%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) As described in Item 3 below, as a portion of the acquisition consideration paid to HMTF Gas Partners II, L.P. (“Gas Partners II”) in connection with the sale of the equity interests of TexStar GP, LLC and TexStar Field Services, L.P., to Regency Gas Services LP on August 15, 2006, Gas Partners II acquired an aggregate of 5,173,189 Class B Common Units of Regency Energy Partners LP (the “Class B Common Units”). The Class B Common Units are convertible into Common Units at the option of the holder on a one-for-one basis from and after February 15, 2007. Therefore, the date of Gas Partner II’s acquisition of beneficial interest of the Common Units for purposes of this Schedule 13D was December 17, 2006, the sixtieth day before the February 15, 2007 date on which the Class B Common Units became convertible into Common Units. These units are held of record by Gas Partners II. The relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No.	75885Y 10 7

1	NAMES OF REPORTING PERSONS: HMTF GP II, L.L.C./42-2090229

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,173,189 Common Units (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

5,173,189 Common Units (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,173,189 Common Units (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.77%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) As described in Item 3 below, as a portion of the acquisition consideration paid to HMTF Gas Partners II, L.P. (“Gas Partners II”) in connection with the sale of the equity interests of TexStar GP, LLC and TexStar Field Services, L.P., to Regency Gas Services LP on August 15, 2006, Gas Partners II acquired an aggregate of 5,173,189 Class B Common Units of Regency Energy Partners LP (the “Class B Common Units”). The Class B Common Units are convertible into Common Units at the option of the holder on a one-for-one basis from and after February 15, 2007. Therefore, the date of Gas Partner II’s acquisition of beneficial interest of the Common Units for purposes of this Schedule 13D was December 17, 2006, the sixtieth day before the February 15, 2007 date on which the Class B Common Units became convertible into Common Units. These units are held of record by Gas Partners II. The relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No.	75885Y 10 7

1	NAMES OF REPORTING PERSONS: HMTF GP, L.L.C./55-0872404

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,173,189 Common Units (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

5,173,189 Common Units (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,173,189 Common Units (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.77%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) As described in Item 3 below, as a portion of the acquisition consideration paid to HMTF Gas Partners II, L.P. (“Gas Partners II”) in connection with the sale of the equity interests of TexStar GP, LLC and TexStar Field Services, L.P., to Regency Gas Services LP on August 15, 2006, Gas Partners II acquired an aggregate of 5,173,189 Class B Common Units of Regency Energy Partners LP (the “Class B Common Units”). The Class B Common Units are convertible into Common Units at the option of the holder on a one-for-one basis from and after February 15, 2007. Therefore, the date of Gas Partner II’s acquisition of beneficial interest of the Common Units for purposes of this Schedule 13D was December 17, 2006, the sixtieth day before the February 15, 2007 date on which the Class B Common Units became convertible into Common Units. These units are held of record by Gas Partners II. The relationship of the parties filing this Schedule 13D is described in Item 2.

Item 1. Security and Issuer
     The class of equity securities to which this Schedule 13D relates is common units (“Common Units”) of Regency Energy Partners LP (the “Issuer”). The principal executive offices of the Issuer are located at 1700 Pacific Avenue, Suite 2900, Dallas, Texas 75201.
     The beneficial ownership reported in this Schedule 13D assumes that at December 17, 2006 there were 27,640,728 Common Units outstanding. The Common Units each represent limited partner interests in the Issuer.
Item 2. Identity and Background
     (a) through (f)
     This Schedule 13D is filed jointly by HMTF Gas Partners II, L.P., a Delaware limited partnership (“Gas Partners II”), HMTF GP II, L.L.C., a Delaware limited liability company (“HMTF GP II”) and HMTF GP, L.L.C., a Texas limited liability company (“HMTF GP” and, together with Gas Partners II and HMTF GP II, the “Filing Parties”).
     Gas Partners II was formed on July 28, 2005 to acquire, hold, vote, sell or otherwise dispose of direct or indirect equity interests in TexStar Field Services, L.P., a Delaware limited partnership (“TexStar”), TexStar GP, LLC, a Delaware limited liability company (“TexStar GP” and, together with TexStar, the “TexStar Entities”), and BlackBrush Holdings, Inc., a Delaware corporation (“BlackBrush”). As a portion of the acquisition consideration paid to Gas Partners II in connection with the sale of the equity interests of the TexStar Entities to Regency Gas Services LP, a Delaware limited partnership (“RGS”), on August 15, 2006, Gas Partners II acquired an aggregate of 5,173,189 Class B Common Units of the Issuer (the “Class B Common Units”). The principal business of Gas Partners II now is to hold, sell or otherwise dispose of the Class B Common Units of the Issuer, and to hold, vote, sell or otherwise dispose of direct or indirect equity interests in BlackBrush. The principal business of BlackBrush is the exploration and production of oil and gas and other hydrocarbons.
     The principal business of each of the other Filing Parties is as follows:
     (1) HMTF GP II is the general partner of Gas Partners II and in such capacity, controls the activities of Gas Partners II; and
     (2) HMTF GP is a holding company and does not engage in any business activity, and owns 100% of the membership interest in HMTF GP II.
     The business address of the Filing Parties is 200 Crescent Court, Suite 1600, Dallas, Texas 75201.
     Neither the Filing Parties nor, to the knowledge of the Filing Parties, any of the Listed Persons (as defined below), during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     Neither the Filing Parties nor, to the knowledge of the Filing Parties, any of the Listed Persons (as defined below), during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
     The Filing Parties have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit A (which is hereby incorporated by reference) pursuant to which the Filing Parties have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”). Information with respect to each Filing Party is given solely by such Filing Party, and no Filing Party assumes responsibility for the accuracy or completeness of the information furnished by another Filing Party.

     In accordance with the provisions of General Instruction C to Schedule 13D, certain information concerning the executive officers of Gas Partners II, HMTF GP II and HMTF GP (collectively, the “Listed Persons”) required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein.
Item 3. Source and Amount of Funds or Other Consideration
     In connection with the sale of the equity interests of the TexStar Entities to RGS on August 15, 2006 (the “TexStar Transaction”), Gas Partners II received an aggregate of 5,173,189 Class B Common Units of the Issuer as partial consideration for such equity interests. The Class B Common Units are convertible into Common Units at the option of the holder on a one-for-one basis from and after February 15, 2007.
Item 4. Purpose of Transaction
     On August 15, 2006, Gas Partners II acquired for investment purposes 5,173,189 Class B Common Units of the Issuer as a portion of the acquisition consideration paid to Gas Partners II in connection with the sale by Gas Partners II of the equity interests of the TexStar Entities to RGS. Hicks, Muse, Tate & Furst Equity Fund V, L.P., a Delaware limited partnership (“Fund V”), is the sole member of HMTF GP, and HM5/GP LLC, a Texas limited liability company (the “General Partner”), is the general partner of Fund V. As a result of the relationship of the General Partner to Fund V, Fund V to HMTF GP, HMTF GP to HMTF GP II and HMTF GP II to Gas Partners II, each of Fund V and the General Partner (collectively, the “Affiliated Entities”) may be deemed to have shared power to vote, or direct the vote of, and to dispose, or direct the disposition of, the Class B Common Units held of record by Gas Partners II and the 5,173,189 Common Units into which such Class B Common Units are convertible after February 15, 2007. The Affiliated Parties are parties to a separate Schedule 13D/A filing made by the Affiliated Parties and certain other affiliates of the Affiliated Parties. Representatives of the Affiliated Entities serve on the board of directors of Regency GP LLC, a Delaware limited liability company (“GP LLC”), which is the general partner of Regency GP LP, a Delaware limited partnership (“Regency GP LP”), which is the general partner of the Issuer, and in such capacity will influence the management policies and control of the Issuer with the aim of increasing the value of the Issuer and thus the Filing Parties’ investment. The Filing Parties retain the right to change their investment intent.
     The Filing Parties may make additional purchases of Common Units either in the open market or in private transactions depending on the Filing Parties’ business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.
     The following describes plans or proposals that the Filing Parties may have as of the date of this Schedule 13D with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:
     As more fully described in Item 6 below, a portion of the Class B Common Units held by Gas Partners II will be distributed to certain limited partners of HMTF Gas Partners, L.P.
     The information with respect to the possible future conversion of the Class B Common Units into Common Units and distribution of Class B Common Units pursuant to the agreement set forth in Item 6 of this Schedule 13D is hereby incorporated herein.
     (b) None.
     (c) None.
     (d) None.
     (e) None.
     (f) None.
     (g) None.
     (h) None.

     (i) None.
     (j) Except as described in this Item 4, the Filing Parties do not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Filing Parties may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Filing Parties will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Filing Parties. The Filing Parties reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.
Item 5. Interest in Securities of the Issuer
     (a) and (b)
     Gas Partners II is the record and beneficial owner of 5,173,189 Class B Common Units, which are convertible into Common Units on a one-for-one basis in the aggregate represents approximately 15.77% of the Common Units (after giving effect to the conversion of 5,173,189 Class B Common Units into Common Units).
     As a result of HMTF GP being the sole member of HMTF GP II, and HMTF GP II being the general partner of Gas Partners II, each Filing Party may be deemed to have shared power to vote, or direct the vote of, and to dispose, or direct the disposition of, the Class B Common Units held of record by Gas Partners II and the 5,173,189 Common Units into which such Class B Common Units are convertible after February 15, 2007.
     The filing of this Schedule 13D shall not be construed as an admission by any Filing Party that, for the purpose of Section 13(d) or 13(g) of the Act, such Filing Party is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Filing Party.
     Except as indicated in this Item 5 or as set forth below, neither the Filing Parties nor, to the best knowledge of the Filing Parties, any of the persons named in Schedule 1 to this Schedule 13D owns beneficially, or has any right to acquire, directly or indirectly, any Common Units. Certain of the persons named in Schedule 1 to this Schedule 13D beneficially own Common Units in the amounts set forth next to their names in Schedule 1.
     (c) There have been no reportable transactions with respect to the Common Units within the last 60 days by the Filing Parties except for the acquisition of beneficial ownership of Common Units being reported on this Schedule 13D.
     (d) No person other than the Filing Parties has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Units owned of record by Gas Partners II; provided that certain limited partners of Gas Partners II are entitled to receive distributions of Class B Units held by HMTF Gas Partners on account of their limited partnership interest in Gas Partners II.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Subject to the terms and conditions of the Amended and Restated Agreement of Limited Partnership of the Issuer, as amended (the “Issuer Partnership Agreement”), Gas Partners II has the right to cause the Issuer to register for resale under the Securities Act of 1933 and applicable state securities laws any limited partner units that it holds. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commission.
     Pursuant to the terms of the Issuer Partnership Agreement, all of the Class B Common Units are convertible into Common Units at the option of the holder on a one-for-one basis after February 15, 2007. The Class B Units have voting rights identical to the Common Units, and vote with the Common Units as a single class.

     The Issuer Partnership Agreement additionally contains various provisions with respect to the units governing, among other matters, distributions, transfers and allocations of profits and losses to the partners.
     Pursuant to an agreement entered into between HMTF Gas Partners, L.P., a Delaware limited partnership and the sole limited partner of Gas Partners II, and certain of its limited partners (“Gas Partners”), Gas Partners has agreed to distribute to its limited partners holding certain classes of limited partnership interests in Gas Partners, as soon as practicable, an aggregate of approximately 381,057 Class B Common Units currently held by Gas Partners II, subject to adjustment based on certain post-closing purchase price adjustments in the TexStar Transaction.
Item 7. Material to Be Filed as Exhibits

Exhibit A	Joint Filing Agreement.

Exhibit B	First Amended and Restated Agreement of Limited Partnership of Regency Energy Partners, LP (filed as Exhibit 3.2 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-128332)).

Exhibit C	Amendment No. 1 to Amended and Restated Agreement of Limited Partnership of Regency Energy Partners, L.P. (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K dated August 15, 2006).

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: December 19, 2006

HMTF GAS PARTNERS II, L.P.

By:	HMTF GP II, L.L.C.

	By:	/s/ Jason Downie

Jason Downie, Vice President

HMTF GP II, L.L.C.
By:	/s/ Jason Downie
Jason Downie, Vice President

HMTF GP, L.L.C.
By:	/s/ Jason Downie
Jason Downie, Vice President

S-10

SCHEDULE I
General Partners, Executive Officers, Managers and Board of Directors
HMTF Gas Partners II, L.P.

Common Units
Name	Position and Present Principal Occupation/Business	Beneficially Owned
P. Scott Martin	Co-Chief Executive Officer, President and Chief Financial Officer	1,400††

Phillip M. Mezey	Co-Chief Executive Officer and Chief Operating Officer	720

Edward Herring	Vice President	10,000

Jason Downie	Vice President and Secretary	11,000†

Don E. Cole	Vice President — Operations	-0-

Eric Friedrichs	Treasurer, Controller and Assistant Secretary	-0-
     Each of Messrs. Martin, Mezey, Herring, Downie, Cole and Friedrichs is a United States citizen.
     The principal business address for each of Messrs. Herring and Downie is c/o HM Capital Partners LLC, 200 Crescent Court, Suite 1600, Dallas, Texas 75201.
     The principal business address for Messrs. Martin, Mezey, Cole and Friedrichs is c/o BlackBrush Oil & Gas, L.P., 300 E. Sonterra Blvd., Suite 1250, San Antonio, Texas 78232.
HMTF GP II, L.L.C.

		Common Units
Name	Position and Present Principal Occupation/Business	Beneficially Owned
Joe Colonnetta	Director and Chairman of the Board	25,000

P. Scott Martin	Director and Co-Chief Executive Officer, President and Chief Financial Officer	1,400††

Phillip M. Mezey	Director and Co-Chief Executive Officer and Chief Operating Officer	720

Edward Herring	Director and Vice President	10,000

Jason Downie	Director and Vice President and Secretary	11,000†

Don E. Cole	Vice President — Operations	-0-

Eric Friedrichs	Treasurer, Controller and Assistant Secretary	-0-

Schedule I-1

     Each of Messrs. Colonnetta, Martin, Mezey, Herring, Downie, Cole and Friedrichs is a United States citizen.
     The principal business address for each of Messrs. Colonnetta, Herring and Downie is c/o HM Capital Partners LLC, 200 Crescent Court, Suite 1600, Dallas, Texas 75201.
     The principal business address for Messrs. Martin, Mezey, Cole and Friedrichs is c/o BlackBrush Oil & Gas, L.P., 300 E. Sonterra Blvd., Suite 1250, San Antonio, Texas 78232.
HMTF GP, L.L.C.

		Common Units
Name	Position and Present Principal Occupation/Business	Beneficially Owned
Jack D. Furst	President	12,500

Joe Colonnetta	Executive Vice President	25,000

Edward Herring	Vice President	10,000

Jason Downie	Vice President	11,000†

Eric Allen	General Counsel and Secretary	-0-

David W. Knickel	Chief Financial Officer and Vice President	200

William G. Neisel	Treasurer and Compliance Officer	-0-

Linda R. Thompson	Controller	-0-
     Each of Messrs. Furst, Colonnetta, Herring, Downie, Allen, Knickel and Neisel and Ms. Thompson is a United States citizen.
     The principal business address for each of Messrs. Furst, Colonnetta, Herring, Downie, Allen, Knickel and Neisel and Ms. Thompson is c/o HM Capital Partners LLC, 200 Crescent Court, Suite 1600, Dallas, Texas 75201.

†	Includes 6,000 Common Units held in custodial accounts for the benefit of Mr. Downie’s children, over which Common Units Mr. Downie and his wife have shared voting and dispositive power as custodians of such accounts.

††	Includes 400 Common Units held in custodial accounts for the benefit of Mr. Martin’s children, over which Common Units Mr. Martin has sole voting and dispositive power as custodian of such accounts.

Schedule I-2